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February 20, 2008                                      Carol Robinson Schepp

                                                         +1 212 295 6302 (t)
VIA EDGAR                                                +1 212 230 8888 (f)

                                                 carol.schepp@wilmerhale.com

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:Post-Effective Amendment No. 64 to the Registration Statement on Form N-1A for
   Barclays Global Investors Funds (the "Trust") (File Nos. 033-54126;
   811-07332)

Ladies and Gentlemen:

   Attached hereto for filing on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the "1933 Act"), and Rule 485(b) thereunder; (2) the Investment Company Act of 1940, as amended (the "1940 Act"); and (3) Rule 101(a) of Regulation S-T, is post-effective amendment
No. 64 (amendment No. 68 under the 1940 Act) to the Trust's registration statement on Form N-1A (the "Amendment"). The Amendment includes:
(a) prospectuses for the Capital Shares Class of Institutional Money Market Fund, Prime Money Market Fund, Government Money Market Fund and Treasury Money Market Fund (collectively, the "Money Market Funds"), (b) a combined statement of additional information for Premium, Institutional, Select, Trust, Aon Captives and Capital Shares Classes of the Money Market Funds, (c) Part C and
(d) exhibits.

   The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and is intended to become effective on February 25, 2008. The Amendment is being filed to: (i) reflect comments of the staff of the Securities and Exchange Commission's ("Commission") on the Trust's registration statement relating to the new Capital Shares Class, which was filed on December 27, 2007 pursuant to Rule 485(a) under the 1933 Act, (ii) add updated financial statements, performance data, expense information and other required disclosure to the prospectuses and statements of additional information (as available), and
(iii) make certain other nonmaterial changes to the Trust's registration statement. Attached hereto is a letter certifying that the Amendment does not contain disclosure that would make it ineligible to become effective pursuant to Rule 485(b).

   The Amendment has been manually signed by the Trust, as required by
Section 8(b) of the 1940 Act. Pursuant to Rule 302 under Regulation S-T, the Trust will retain the manually executed copy of the Amendment. The electronic copy of the Amendment contains conformed signatures.

   If you have any questions or comments concerning the Amendment, please contact Leonard Pierce at (617) 526-6440 or me at (212) 295-6302, counsel to the Trust.

Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, New York
                                     10022
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U.S. Securities and Exchange Commission
February 25, 2008
Page 2



Very truly yours,

/s/ Carol Robinson Schepp
--------------------------
Carol Robinson Schepp

Attachments
cc: Mr. Keith O'Connell (Division of Investment Management)
   Adam Mizock, Esq.